Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2019

Gurugram, India and New York, USA, July 23, 2019 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months and for the year ended March 31, 2019.

“We delivered solid growth in the fourth quarter of fiscal year 2019, despite a challenging macro environment for the aviation sector, which enabled us to exceed our full year Adjusted Revenue guidance.  During the fourth quarter, both our consumer business and business travel platform continued to deliver strong Adjusted Revenue growth and, through a combination of cost reductions and optimization of marketing spend, we made significant progress in reducing our Adjusted EBITDA Loss.  During the quarter we also accrued for certain charges related to Jet Airways being referred to insolvency process and Reservation Content Movement, which adversely impacted our Adjusted EBITDA for the quarter by INR 266.9 million.  Excluding the effect of these charges, our Adjusted EBITDA Loss would have improved from a Loss of INR 623.2 million in the three months ended March 31, 2018 to a Loss of INR 166.3 million in the current quarter. We expect the macro environment to remain challenging on the aviation front for the next couple of quarters, however, despite this, we continue to make good progress towards our objective of achieving break-even Adjusted EBITDA in the near term.” —Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months and fiscal year ended March 31, 2019 include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

Yatra Online, Inc.’s financial and operating results for the three months and fiscal year ended March 31, 2019, include 100% of the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017.

Financial and operating highlights for the year ended March 31, 2019:

•                        Revenue reached INR 9,358.6 million (USD 135.3 million).

•                        Adjusted Revenue(1) increased to INR 8,911.0 million (USD 128.8 million), representing an increase of 20.3% YOY.

•                        Adjusted Revenue(1) from Air Ticketing increased to INR 5,708.2 million (USD 82.5 million), representing an increase of 13.9% YOY.

•                        Adjusted Revenue(1) from Hotels and Packages increased to INR 1,880.1 million (USD 27.2 million), representing an increase of 10.8% YOY.

•                        Total Gross Bookings (Air Ticketing and Hotels and Packages)(3) reached INR 111.1 billion (USD 1.6 billion) representing YOY growth of 20.1%.

•                        Adjusted EBITDA(2) Loss of INR 1,228.3 million (USD 17.8  million) represents a 35.7% improvement YOY.

•                        Loss for the period of INR 1,193.6 million (USD 17.3 million).

Financial and operating highlights for the three months ended March 31, 2019:

•                        Revenue reached INR 2,258.4 million (USD 32.7 million).

•                        Adjusted Revenue(1) increased to INR 2,443.4 million (USD 35.3 million ), representing an increase of 17.5% YOY.

•                        Adjusted Revenue(1) from Air Ticketing increased to INR 1,632.2 million (USD 23.6 million), representing an increase of 18.4% YOY.

•                        Adjusted Revenue(1) from Hotels and Packages decreased to INR 440.7 million (USD 6.4 million), representing a decrease of 12.1% YOY.

•                        Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) reached INR 29.2 billion (USD 0.4 billion) representing YOY growth of 12.4%.

•                        Adjusted EBITDA(2) Loss of INR 433.2 million (USD 6.3 million) representing a 30.5% improvement YOY.

•                        Loss for the period of INR 859.2 million (USD 12.4 million).

	Year ended March 31,
	2018	2019 (Unaudited)	2019 (Unaudited)	YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	12,248,513	9,358,580	135,318	(23.6)%
Results from operations	(3,360,133)	(2,578,199)	(37,279)	(23.3)%
Loss for the period	(4,051,976)	(1,193,595)	(17,260)	70.5%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	7,407,757	8,911,013	128,846	20.3%
Air Ticketing	5,012,931	5,708,152	82,535	13.9%
Hotels and Packages	1,697,479	1,880,123	27,185	10.8%
Others (Including Other Income)	697,347	1,322,738	19,126	89.7%
Adjusted EBITDA (2)	(1,910,269)	(1,228,288)	(17,760)	35.7%
Operating Metrics
Gross Bookings (3)	92,542,478	111,150,227	1,607,146	20.1%
Air Ticketing	79,156,190	97,638,313	1,411,774	23.3%
Hotels and Packages	13,386,288	13,511,914	195,372	0.9%
Net Revenue Margin% (4)
Air Ticketing	6.3%	5.8%
Hotels and Packages	12.7%	13.9%
Quantitative details (5)
Air Passengers Booked	8,875	10,163		14.5%
Stand-alone Hotel Room Nights Booked	2,098	2,341		11.6%
Packages Passengers Travelled	168	134		(20.5)%

	Three months ended March 31,
	2018	2019	2019	YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	3,285,672	2,258,413	32,655	(31.3)%
Results from operations	(1,182,446)	(611,725)	(8,846)	(48.3)%
Loss for the period	(380,923)	(859,249)	(12,425)	(125.6)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	2,079,645	2,443,362	35,329	17.5%
Air Ticketing	1,379,099	1,632,245	23,601	18.4%
Hotels and Packages	501,601	440,657	6,372	(12.1)%
Others (Including Other Income)	198,945	370,460	5,357	86.2%
Adjusted EBITDA (2)	(623,193)	(433,236)	(6,264)	30.5%
Operating Metrics
Gross Bookings (3)	25,973,514	29,201,553	422,232	12.4%
Air Ticketing	22,202,216	26,115,278	377,607	17.6%
Hotels and Packages	3,771,298	3,086,275	44,625	(18.2)%
Net Revenue Margin% (4)
Air Ticketing	6.2%	6.3%
Hotels and Packages	13.3%	14.3%
Quantitative details (5)
Air Passengers Booked	2,507	2,640		5.3%
Stand-alone Hotel Room Nights Booked	682	586		(14.1)%
Packages Passengers Travelled	37	29		(21.6)%

Note:

(1)         Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See the section below titled “Certain Non-IFRS Measures.”

(2)         See the section below titled “Certain Non-IFRS Measures.”

(3)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)         Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.

(5)         Quantitative details are considered on a gross basis.

As of March 31, 2019, 45,633,263 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited  condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2019, the unaudited condensed consolidated statement of financial position as of March 31, 2019, the unaudited condensed consolidated statement of cash flows for year ended March 31, 2019 and discussion of the results of the three months and the year ended March 31, 2019 compared with three months and year ended March 31, 2018, were converted into U.S. dollars at the exchange rate of 69.16 INR per USD, which is based on the noon buying rate as at March 31, 2019, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

Ebix Merger Agreement

On July 16, 2019, we entered into a Merger Agreement (the “Merger Agreement”) with Ebix, Inc., a Delaware corporation (“Ebix”), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the “Merger”). The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•                  All of the issued and outstanding Ordinary Shares, Class A Shares and Yatra USA Class F Shares (each as defined in the Merger Agreement), will be cancelled and converted into the right to receive 0.005 (the “Exchange Ratio”) of a share of Ebix’s Series Y Convertible Preferred Stock, par value $0.10 per share (the “Ebix Preferred Stock”);

•                  Each Class F Share (as defined in the Merger Agreement) that is issued and outstanding will be cancelled and converted into the right to receive 0.00000005 of a share of Ebix Preferred Stock;

•                  Each Yatra India Share (as defined in the Merger Agreement) that is issued and outstanding will be cancelled and converted into the right to receive a specified number of shares of Ebix Preferred Stock, as set forth in the Merger Agreement;

•                  Each option to purchase Ordinary Shares, whether vested or unvested, will be canceled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share (as defined in the Merger Agreement), if any, subject to such option, the merger consideration that would be received for one Ordinary Share;

•                  Each of our restricted stock units, whether vested or unvested, will be cancelled and converted as of immediately prior to the Effective Time into the right to receive the merger consideration due an Ordinary Share; and

•                  Each warrant to purchase Ordinary Shares (“Yatra Warrant”) will be assumed by Ebix and become, as of the Effective Time, an option to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Yatra Warrant immediately prior to the Effective Time, shares of Ebix Preferred Stock (such option, an “Assumed Warrant”), except that (A) the number of shares of Ebix Preferred Stock, subject to such Assumed Warrant will be equal to the product of (x) the number of Ordinary Shares that were subject to such Yatra Warrant immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (B) the per-share exercise price will be equal to the quotient of (1) the exercise price per Ordinary Share at which such Yatra Warrant was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio.

Each share of Ebix Preferred Stock is convertible, at the option of the holder, into 20 shares of common stock of Ebix.

Our board of directors and the respective boards of directors of Merger Sub and Ebix have each approved the Merger Agreement, the Merger and the Plan of Merger. Our board of directors has also resolved to recommend that our shareholders adopt the Merger Agreement and the Plan of Merger. In addition, the board of directors of Ebix has approved the issuance of Ebix Preferred Stock in connection with the Merger.

Consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of a majority of at least two-thirds of the shareholders entitled to vote at the extraordinary general meeting (the “Yatra Shareholder Approval”), (ii) the absence of any law, injunction or order preventing or prohibiting consummation of the Merger, (iii) the declaration of the effectiveness by the U.S. Securities and Exchange Commission (the “SEC”) of the Registration Statement on Form S-4 (“Form S-4”) to be filed with the SEC by Ebix in connection with the registration of the Ebix Preferred Stock to be issued in connection with the Merger. The obligations of each party to consummate the Merger are also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the closing (subject to customary materiality qualifiers), (ii) the absence of any material breach by the other party of any of its covenants or agreements under the Merger Agreement, and (iii) the absence of a material adverse effect with respect to the other party. The obligations of Ebix and Merger Sub to consummate the Merger are further conditioned upon (i) the Company obtaining the cancellation or other extinguishment of Yatra Warrants such that no more than 8,768,979 Ordinary Shares remain subject to Yatra Warrants and (ii) Ebix’s receipt of written acknowledgement from the Company’s financial advisor that its fees and expenses due for such services have been paid in full.

The Merger Agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature. During the period from the date of the Merger Agreement until the Effective Time, we and Ebix have each agreed, subject to certain exceptions, to certain covenants relating to, among other things, (i) the conduct of their respective businesses, (ii) the use of their respective reasonable best efforts to obtain governmental and regulatory approvals, if any, and (iii) the preparation and filing with the SEC of a proxy statement and Form S-4. In addition, subject to certain exceptions, we have agreed to covenants relating to (i) the submission of the Merger Agreement to our shareholders at the extraordinary general meeting for adoption, (ii) the recommendation by \our board of directors in favor of the adoption by the our shareholders of the Merger Agreement and (iii) certain cost-saving measures.

In addition, we have agreed to certain non-solicitation obligations relating to acquisition proposals. We have further agreed not to, subject to certain exceptions, provide non-public information to, or engage in discussions or negotiations with, third parties regarding acquisition proposals. However, prior to the time when the Yatra Shareholder Approval is obtained, we may, in certain circumstances and in compliance with certain obligations, provide non-public information to, and participate in discussions or negotiations with third parties with respect to alternative acquisition proposals that were not solicited in violation of the Merger Agreement and, subject to compliance with certain other obligations, change our recommendation that our shareholders adopt the Merger Agreement and/or terminate the Merger Agreement to enter into a definitive agreement with respect to an acquisition proposal that constitutes a superior proposal.

The Merger Agreement contains certain termination rights for us and Ebix, including, among others, the right of either party to terminate the Merger Agreement if (i) the Merger has not been consummated on or prior to April 16, 2020 (the “Outside Date”), (ii) any court or other governmental authority of competent jurisdiction has issued an order or taken any other actions permanently restraining, enjoining or otherwise prohibiting the Merger, and such order or other action has become final and nonappealable, (iii) the Yatra Shareholder Approval is not obtained at the extraordinary general meeting for the purpose of adopting the Merger Agreement or (iv) the other party breaches its representations, warranties or covenants in a manner that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances).

In addition, prior to the receipt of the Yatra Shareholder Approval, (i) we may terminate the Merger Agreement in order to enter into a definitive agreement for an acquisition proposal that constitutes a superior proposal or in response to an intervening event and (ii) Ebix may terminate the Merger Agreement as a result of our board of directors changing its recommendation with respect to the Merger Agreement.

We will be required to pay a termination fee of $8,160,000 (the “Termination Fee”) if the Merger Agreement is terminated (i) by Ebix, if our board of directors changes its recommendation that our shareholders vote in favor of adopting the Merger Agreement, (ii) by us or Ebix, if after our board of directors changes its recommendation, the Yatra Shareholder Approval is not obtained at the extraordinary general meeting or (iii) by us to enter into a superior proposal. We will also be required to pay the Termination Fee if, within twelve months following termination of the Merger Agreement due to a failure to close the Merger by the Outside Date or failure to obtain the Yatra Shareholder Approval, we consummate an acquisition proposal or enter into a definitive agreement with respect to an acquisition proposal that is subsequently consummated and, in each case, such acquisition proposal was publicly made and not publicly withdrawn prior to such termination of the Merger Agreement. If the Merger Agreement is terminated by us or Ebix because the Yatra Shareholder Approval is not obtained at the extraordinary general meeting and the Termination Fee is not then payable, then we will be required to reimburse Ebix for its appropriate, documented expenses incurred or paid in connection with the Merger Agreement up to $4,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to our Report of Foreign Issuer filed with the SEC on July 17, 2019, and to other information regarding us and Ebix, our respective businesses and the status of the proposed Merger, as reported from time to time in other filings with the SEC.

ATB Acquisition

On July 20, 2017, we, through our subsidiary Yatra Online Private Limited (“Yatra India”), agreed to acquire all of the outstanding shares of ATB pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) by and among Yatra India, ATB and the sellers party thereto (the “Sellers”). Pursuant to the terms of the Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment (the “Final Payment”) to be made at a second closing (the “Second Closing). To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the valuation for the Final Payment.

On June 4, 2019, the Economic Offences Wing of the Delhi Police (the “EOW”) registered a First Information Report to initiate an investigation of a criminal complaint (the “Complaint”) previously filed with the EOW by Mr. Sunil Narain (the “Complainant”), one of the Sellers. The Complaint alleged, among other things, cheating and criminal breach of trust in connection with Yatra India’s performance of its obligations under the Share Purchase Agreement, which Yatra India has denied in its initial response to the Complaint. The Complaint was originally filed against (i) Yatra India, (ii) certain officers and directors of our subsidiaries, including Yatra India, and (iii) a partner in Yatra India’s external auditing firm (the “Respondents”, and together with the Complainant, the “Parties”). As relief, the Complainant requested that appropriate action be taken in response to the alleged criminal acts, including, among other things, the registration of a First Information Report.

Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly.

We and Yatra India believe that the Complaint was filed for collateral purposes and that the allegations contained in the Complaint are entirely false and frivolous, and they intend to vigorously defend this matter and cooperate fully with the EOW in connection with its ongoing investigation. There can be no assurance that the EOW will not pursue further action against the Respondents. Further, although we and Yatra India believe that Court-ordered arbitration will result in favorable resolution for us, there can be no assurances that the arbitrator will issue a decision that is favorable to Yatra India or us. Failure to complete the acquisition of ATB’s remaining outstanding shares would prevent from realizing in full the anticipated benefits of the Share Purchase Agreement. In addition, the market price of the Company’s ordinary shares may reflect various market assumptions as to whether the Company will be able to complete the acquisition of ATB’s remaining outstanding shares. Any continued delay or failure to complete the acquisition of ATB’s remaining outstanding shares, or any adverse development in connection with the pending investigation of the Complaint, may negatively affect the Company’s business and results of operations.

TCIL Acquisition

On February 8, 2019, we, through our subsidiary, Yatra India, acquired all of the outstanding shares of  Travel.Co.In Limited (“TCIL”), the Corporate travel business of PL Worldways, pursuant to a Share Purchase Agreement by and among Yatra India, TCIL and the sellers party thereto (the “TCIL Share Purchase Agreement”). This acquisition will help Company to strengthen foothold in the southern India region.

Recent Developments in the Indian Air Travel Industry

The Indian air travel industry has recently experienced several significant developments.  For example Jet Airways, one of the largest private airlines in the India, has recently ceased operations and subsequently been referred to insolvency proceedings.  Jet Airways' cessation of operations is expected to result in fewer domestic and international flights and have consequent impact on ticket prices in the Indian air travel market.

Prior to the initiation of insolvency proceedings, Jet Airways had begun several cost-savings measures, including ending its partnership with one of the prominent global distribution system (GDS) provider used by us to access airline ticket inventory.  In addition, Air India, has also discontinued providing domestic reservation inventory to the same GDS provider, as part of the Indian government's cost savings measure to use one exclusive GDS provider for its domestic inventory. We refer to these developments as the “Reservation Content Movement” in the Indian air travel market.

Change in Significant Accounting Policies and Non-IFRS Financial Measure:

Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15. We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on the consolidated results except for reclassification effects within the unaudited condensed consolidated statement of profit or loss and other comprehensive loss from certain marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and certain loyalty program costs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. These costs were previously recorded as marketing and sales promotion costs and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Change in Non-IFRS Financial Measure

As of the beginning of the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue Less Service Costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Revenue reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS financial measure to the most directly comparable IFRS financial measure, see “Certain Non-IFRS Measures” elsewhere in this release.

Results of Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Revenue. We generated revenue of INR 9,358.6 million (USD 135.3 million) in the year ended March 31, 2019, a decrease of 23.6% over revenue of 12,248.5 million (USD 177.1 million) for the year ended March 31, 2018, primarily due to our adoption of IFRS 15. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Service Cost.  Our service cost decreased to INR 4,282.8 million (USD 61.9 million) in the year ended March 31, 2019 from INR 4,930.8 million (USD 71.3 million) in the year ended March 31, 2018 due to decrease in our sales of holiday packages.

Adjusted Revenue(1)  Our Adjusted Revenue increased by 20.3% to INR 8,911.0 million (USD 128.8 million) in the year ended March 31, 2019 from INR 7,407.8 million (USD 107.1 million) in year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue includes the add-back of INR 3,571.5 million (USD 51.6 million) of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The growth in Adjusted Revenue resulted mainly from an increase of 13.9% in our Adjusted Revenue from Air Ticketing, an increase of 10.8% in our Adjusted Revenue from Hotels and Packages and an increase of 89.7% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grants.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure) for the periods presented. For further details, see section below titled “Certain Non-IFRS Measures.”

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Year ended March, 31
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	5,012,931	3,449,265	6,628,236	4,914,420	607,346	994,895	12,248,513	9,358,580
Add: Customer promotional expenses	—	2,258,887	—	1,248,506	—	64,058	—	3,571,451
Service cost	—	—	(4,930,757)	(4,282,803)	—	—	(4,930,757)	(4,282,803)
Other income							90,001	263,785
Adjusted Revenue	5,012,931	5,708,152	1,697,479	1,880,123	607,346	1,058,953	7,407,757	8,911,013

Air Ticketing. Revenue from our Air Ticketing business was INR 3,449.3 million (USD 49.9 million) in the year ended March 31, 2019 against INR 5,012.9 million (USD 72.5 million) in the year ended March 31, 2018.

Adjusted Revenue(1) from our Air Ticketing business increased to INR 5,708.2 million (USD 82.5 million) in the year ended March 31, 2019 against INR 5,012.9 million (USD 72.5 million) in the year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue(1) for Air Ticketing includes the addition of INR 2,258.9 million (USD 32.7 million) of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Growth in Adjusted Revenue(1) from Air Ticketing for the year was

(1)         See the section below titled “Certain Non-IFRS Measures.”

driven by an increase in gross bookings of 23.3% to INR 97.6 billion (USD 1.4 billion) in the year ended March 31, 2019 , including the impact of consolidation of ATB and TCIL, as compared to INR 79.2 billion (USD 1.1 billion) in the year ended March 31, 2018.

Our Net Revenue Margin for this segment for the year ended March 31, 2019 decreased to 5.8% from 6.3% for the prior year due to a change in business mix and reduction in Global Distribution revenues by INR 65.2 million (USD 0.9 million) due to a reduction in capacity and subsequent cessation of operations by Jet Airways and the impact of Reservation Content Movement, which has been partially offset due to change in estimates of certain aged customer refunds.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 4,914.4 million (USD 71.1 million) in the year ended March 31, 2019 against INR 6,628.2 million (USD 95.8 million) in the year ended March 31, 2018.

Adjusted Revenue(1) for this segment increased by 10.8% to INR 1,880.1 million (USD 27.2 million) in the year ended March 31, 2019 from 1,697.5 million (USD 24.5 million) in the year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR 1,248.5 million (USD 18.1 million) of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This increase was due to increase in standalone hotel room nights booked by 11.6% and a decline in Holiday Package sales due to our decision to shut down our physical retail sales locations in our drive towards profitability. Net Revenue Margin for the segment for the year ended March 31, 2019 improved to 14.0% from 12.7% for the year ended March 31, 2018, due to change in business mix.

Other Revenue.  Our other revenue was INR 994.9 million (USD 14.4 million) in the year ended March 31, 2019, an increase from INR 607.3  million (USD 8.8 million) in the year ended March 31, 2018.

Adjusted Revenue(1) for this segment increased by 74.4% to INR 1,059.0 million (USD 15.3 million) in the year ended March 31, 2019 from INR 607.3 million (USD 8.8 million) in the year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue includes add-back of INR 64.1 million (USD 0.9 million) of consumer promotion expenses reduced from revenue as per IFRS 15. This increase in Adjusted Revenue was primarily due to increase in advertisement and alliances income.

Other Income.  Our other income increased to INR 263.8 million (USD 3.8 million) in the year ended March 31, 2019 from INR 90.0 million (USD 1.3 million) in the year ended March 31, 2018 primarily due to an increase in government grants.

Personnel Expenses.  Our personnel expenses decreased by 12.1% to INR 2,550.2 million (USD 36.9 million) in the year ended March 31, 2019 from INR 2,902.8 million (USD 42.0 million) in the year ended March 31, 2018. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 282.9 million (USD 4.1 million) in the year ended March 31, 2019 from INR 729.9 million (USD 10.6 million) in the year ended March 31, 2018, outsourcing of customer contact centers and certain rationalization in headcount. Personnel expenses, as a percentage of Revenue increased to 27.3% from 23.7% for the year ended March 31, 2019. For the year ended March 31, 2019, Personnel expenses, as a percentage of Adjusted Revenue(1) declined to 28.6% from 39.2% in the year ended March 31, 2018. Excluding employee share-based compensation costs for the year ended March 31, 2019 and March 31, 2018, Personnel expenses increased by 4.3% for the year ended March 31, 2019.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 80.5% to INR 810  million (USD  11.7 million) in the year ended March 31, 2019 from INR 4,153.9  million (USD 60.1 million) in the year ended March 31, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing and sales promotion expenses for the year ended March 31, 2019 would have been INR 4,381.4 million (USD 63.4 million), 5.5% higher year-over-year, which was lower than the growth in our Adjusted Revenue(1) for the year ended March 31, 2019 of 20.3%.

Other Operating Expenses.  Other operating expenses increased by 21.1% to INR 3,975.8 million (USD 57.5 million) in the year ended March 31, 2019 from INR 3,285.5 million (USD 47.5 million) in the year ended March 31, 2018 primarily due to increase in payment gateway expenses, communication expenses and commission expenses due to increase in business volume, increase in legal and professional expenses, provision for doubtful debts due to cessation of operations and subsequent insolvency proceedings for Jet Airways and technology tools provided by GDS resulting in a charge of INR 201.7 million (USD 2.9 million) and re-measurement of contingent consideration, marginally offset by decrease in rates and taxes and travelling and conveyance expenses for the year ending March 31, 2019.

Adjusted EBITDA Loss(1).  Due to the forgoing factors and operating efficiencies, adjusted EBITDA Loss has decreased to INR 1,228.3 million (USD 17.8 million) in the year ended March 31, 2019 from  adjusted EBITDA Loss of INR 1,910.3 million (USD 27.6 million) in the year ended March 31, 2018.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 36.7% to INR 581.7 million (USD 8.4  million) in the year ended March 31, 2019 from INR 425.6  million (USD 6.2 million) in the year ended March 31, 2018 primarily as a result of an increase in amortization expense to INR 458.0 million (USD 6.6 million) in the year ended March 31, 2019 from INR 321.1 million (USD 4.6 million) in the year ended March 31, 2018.

(1)         See the section below titled “Certain Non-IFRS Measures.”

Results from Operations.  As a result of the foregoing factors, our result from operating activities was a loss of INR 2,578.2 million (USD 37.3 million) in the year ended March 31, 2019. Our loss for the year ended March 31, 2018 was INR 3,360.1 million (USD 48.6 million). Excluding the employee share-based compensation costs and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 1,810.0 million (USD 26.2 million) for year ended  March 31, 2019 as compared to INR 2,335.9 million (USD 33.8 million) for year ended March 31, 2018.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 12.8 million (USD 0.2 million) in the year ended  March 31, 2019 from INR 10.6 million (USD 0.2 million) in the year ended March 31, 2018.

Finance Income. Our finance income decreased to INR 41.3 million (USD 0.6 million) in the year ended March 31, 2019 from INR 91.9 million (USD 1.3 million) in the year ended March 31, 2018. The decrease was primarily due to a decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR 263.3 million (USD 3.8 million) in the year ended March 31, 2019 as compared to INR 153.1 million (USD 2.2 million) in the year ended March 31, 2018. The increase was mainly due to an increase in borrowings and foreign exchange loss.

Change in fair value of warrants. The change in the fair market value of warrants resulted in an income of INR 1,667.1 million (USD 24.1 million) during the year ended March 31, 2019.

Income Tax Expense.  Our income tax expense during the year ended March 31, 2019 was INR 47.8 million (USD 0.7 million) compared to an expense of INR 56.9 million (USD 0.8 million) during the year ended March 31, 2018.

Loss for the Year. As a result of the foregoing factors, our loss during the year ended March 31, 2019 was INR 1,193.6 million (USD 17.3 million)  as compared to a loss of INR 4,052.0 million (USD 58.6 million) in the year ended March 31, 2018. Excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 2,092.6  million (USD 30.3 million) for year ended March 31, 2019 and INR 2,464.5 million (USD 35.6 million) for year ended March 31, 2018.

Basic Loss per Share. Basic loss per share was INR 26.37 (USD 0.38) in the year ended March 31, 2019 as compared to basic loss per share of INR 116.41 (USD 1.68) in the year ended March 31, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 47.28 (USD 0.68) in the year ended March 31, 2019 as compared to INR 70.65 (USD 1.02) in the year ended March 31, 2018.

Diluted Loss per Share. Diluted loss per share was INR 26.95 (USD 0.38) in the year ended March 31, 2019 as compared to diluted loss per share of INR 116.41 (USD 1.68) in the year ended March 31, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 47.25  (USD 0.68) in the year ended March 31, 2019 as compared to INR 70.65 (USD 1.02) in the year ended March 31, 2018.

Results of Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Revenue.  We generated revenue of INR  2,258.4 million  (USD 32.7 million) in the three months ended March 31, 2019 , a decrease of 31.3% compared with INR  3,285.7 million (USD  47.5  million) in three months ended March 31, 2018, primarily due to our adoption of IFRS 15. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach)  and, accordingly, the comparative information has not been restated.

(1)         See the section below titled “Certain Non-IFRS Measures.”

Service Cost.  Our service cost decreased to INR  880.2  million (USD  12.7  million) in the three months ended March 31, 2019 from INR  1,247.7  million (USD  18.0  million) in the three months ended March 31, 2018 due to the decrease in our sales of holiday packages.

Adjusted Revenue(1)  Our Adjusted Revenue increased by 17.5% to INR  2,443.4  million (USD  35.3  million) in the three months ended March 31, 2019 from INR  2,079.6  million (USD  30.1  million) in the three months ended March 31, 2018 . In the quarter ended March 31, 2019, Adjusted Revenue includes the add-back of INR 1,017.2 million (USD 14.7 million) of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The growth in Adjusted Revenue resulted mainly from an increase of 18.4% in our Adjusted Revenue from Air Ticketing along with a decrease of 12.1% in our Adjusted Revenue from Hotels and Packages and an increase of 86.2% in Other Income which primarily consists of cross sell, advertisement income and government grants.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure) for the periods presented. For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended March, 31
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	1,379,099	934,665	1,749,275	1,012,281	157,298	311,467	3,285,672	2,258,413
Add: Customer promotional expenses	—	697,580	—	308,547	—	11,038	—	1,017,165
Service cost	—	—	(1,247,674)	(880,171)	—	—	(1,247,674)	(880,171)
Other income							41,647	47,955
Adjusted Revenue	1,379,099	1,632,245	501,601	440,657	157,298	322,505	2,079,645	2,443,362

Air Ticketing. Revenue from our Air Ticketing business was INR  934.7  million (USD  13.5 million) in the three months ended March 31, 2019 against INR  1,379.1  million (USD  19.9  million) in the three months ended March 31, 2018.

Adjusted Revenue(1) from our Air Ticketing business increased to INR 1,632.2 million (USD 23.6 million) in the three months ended March 31, 2019 against INR 1,379.1 million (USD 19.9 million) in the three months ended March 31, 2018. In the quarter ended March 31, 2019, Adjusted Revenue(1) for Air Ticketing includes the addition of INR 697.6 million (USD 10.1 million) of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Growth in Adjusted Revenue(1) from Air Ticketing for the quarter was driven by an increase in gross bookings of 17.6% to INR 26.1 billion (USD 0.4 billion) in the three months ended March 31, 2019, including the impact of consolidation of TCIL, as compared to INR 22.2 billion (USD 0.3 billion) in the three months ended March 31, 2018.

Our Net Revenue Margin for the segment for the quarter marginally increased to 6.3% from 6.2% for the corresponding period last year due to a change in business mix, reduction in Global Distribution revenues by INR 65.2 million (USD 0.9 million) due to a reduction in capacity and subsequent cessation of operations by Jet Airways and the impact of Reservation Content Movement, which has been partially offset due to change in estimates of certain aged customer refunds.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,012.3 million (USD 14.6 million) in the three months ended March 31, 2019 against INR  1,749.3  million (USD  25.3  million) in the three months ended March 31, 2018.

Adjusted Revenue(1) for this segment decreased by 12.1% to INR 440.7 million (USD 6.4 million) in the three months ended March 31, 2019 from INR 501.6 million (USD 7.3 million) in the three months ended March 31, 2018. In the three months ended March 31, 2019, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR 308.5 million (USD 4.5 million) of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was due to decrease in standalone hotel room nights booked by 14.1% and a decline in Holiday Package sales due to our decision to shut down our physical retail sales locations in our drive towards profitability. Net Revenue Margin for the segment for the quarter improved to 14.3% from 13.3% for the three months ended March 31, 2018, due to change in business mix.

Other Revenue.  Our other revenue was INR 311.5 million (USD 4.5 million) in the three months ended March 31, 2019, an increase from INR 157.3 million (USD 2.3 million) in the three months ended March 31, 2018.

(1)         See the section below titled “Certain Non-IFRS Measures.”

Adjusted Revenue(1) for this segment increased by 105.0% to INR 322.5 million (USD 4.7 million) in the three months ended March 31, 2019 from INR 157.3 million (USD 2.3 million) in the three months ended March 31, 2018. In the quarter ended March 31, 2019, Adjusted Revenue includes add-back of INR 11.0 million (USD 0.2 million) of consumer promotion expenses reduced from revenue as per IFRS 15. This increase in Adjusted Revenue(1) was primarily due to increase in advertisement and alliances income.

Other Income.  Our other income increased to INR  48.0  million (USD 0.7 million) in the three months ended March 31, 2019 from INR 41.6 million (USD  0.6 million) in the three months ended March 31, 2018 primarily due to an increase in government grants.

Personnel Expenses.  Our personnel expenses decreased by 31.42% to INR 509.5 million (USD 7.4 million) in the three months ended March 31, 2019 from INR 742.8 million (USD 10.74 million) in the three months ended March 31, 2018. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 4.9 million (USD 0.1 million) in the three months ended March 31, 2019 from INR 142.2 million (USD 2.0 million) in the three months ended March 31, 2018, the outsourcing of customer contact centers and certain rationalization of headcount. Personnel expenses, as a percentage of Revenue marginally declined to 22.5% for the current quarter from 22.6% in for the quarter ended March 31, 2018. Personnel expenses, as a percentage of Adjusted Revenue(1) declined to 20.9% for the current quarter from 35.7% in for the quarter ended March 31, 2018. Excluding employee share-based compensation costs for three months ended March 31, 2019 and March 31, 2018, personnel expenses decreased by 16.0% in the three months ended March 31, 2019.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 86.1% to INR 158.9 million (USD 2.3 million) in the three months ended March 31, 2019 from INR 1,143.2 million (USD 16.53 million) in the three months ended March 31, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing and sales promotion expenses would have been INR 1,176.1 million (USD 17.0 million), 2.9% higher year-over-year for the quarter, which was lower than the growth in Adjusted Revenue(1) for the three months ended March 31, 2019 of 17.5%.

Other Operating Expenses.  Other operating expenses decreased by 4.5% to INR 1,195.9 million (USD 17.3 million) in the three months ended March 31, 2019 from INR 1,253.3 million (USD 18.12 million) in the three months ended March 31, 2018 primarily due to decrease in rates and taxes, travelling and conveyance and re-measurement of contingent consideration in the quarter ending March 31, 2019, partially offset by increase in payment gateway expense, legal and professional expenses, call centre outsourcing expenses, provision for doubtful debts due to cessation of operations and subsequent insolvency proceedings for Jet Airways and technology tools provided by GDS resulting in a charge of INR 201.7 million (USD 2.9 million).

Adjusted EBITDA Loss(1). Due to the forgoing factors and operating efficiencies, Adjusted EBITDA Loss was INR  433.2  million (USD  6.3  million) in the three months ended March 31, 2019 from  Adjusted EBITDA Loss of INR  623.2  million (USD  9.0  million) in the three months ended March 31, 2018.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 41.5% to INR 173.6 million (USD 2.5   million) in the three months ended March 31, 2019 from INR 122.7 million (USD 1.77  million) in the three months ended March 31, 2018 primarily as a result of an increase in amortization expense.

Results from Operations.  As a result of the foregoing factors, our result from operating activities was a loss of INR 611.7 (USD 8.8 million) in the three months ended March 31, 2019. Our loss for the three months ended March 31, 2018 was INR 1,182.4 million (USD 17.1 million). Excluding the employee share-based compensation costs and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 606.9 million (USD 8.8 million) for three months ended  March 31, 2019 as compared to INR 745.9 million (USD 10.8 million) for three months ended March 31, 2018.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 3.0 million (USD 0.04 million) in the three months ended March 31, 2019 from INR 3.5 million (USD 0.05 million) in the three months ended March 31, 2018.

Finance Income. Our finance income decreased to INR  11.7  million (USD 0.2 million) in the three months ended March 31, 2019 from INR 18.1 million (USD 0.3 million) in the three months ended March 31, 2018. The decrease was primarily due to decrease in the interest income from our bank deposits.

(1)         See the section below titled “Certain Non-IFRS Measures.”

Finance Costs. Our finance costs increased to INR 112.7 million (USD 1.6 million) in the three months ended March 31, 2019 as compared to INR 48.7 million (USD  0.70 million) in the three months ended March 31, 2018. The increase was mainly due to an increase in foreign exchange loss.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a loss of INR 140.8 million (USD 2.0 million) during the three months ended March 31, 2019.

Income Tax Expense.  Our income tax expense during the three months ended March 31, 2019 was INR   2.7 million (USD 0.04 million) compared to an expense of INR 18.8 million (USD  0.27  million) during the three months ended March 31, 2018.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended March 31, 2019 was INR 859.2 million (USD 12.4 million) as compared to a loss of INR 380.9 million (USD 5.5 million)  in the three months ended March 31, 2018. Excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 713.6 million (USD 10.3 million) for three months ended March 31, 2019 and INR 798.8 million (USD 11.5 million) for three months ended March 31, 2018.

Basic Loss per Share. Basic loss per share was INR 18.26 (USD 0.26) in the three months ended March 31, 2019 as compared to basic loss per share of INR 10.40 (USD 0.15) in the three months ended March 31, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Basic Loss per Share would have been INR 15.13 (USD 0.22) in the three months ended March 31, 2019, as compared to INR 22.65 (USD 0.33) in the three months ended March 31, 2018.

Diluted Loss per Share. Diluted loss per share was INR 18.26 (USD 0.26) in the three months ended March 31, 2019 as compared to basic loss per share of INR 10.74 (USD 0.16) in the three months ended March 31, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 15.13 (USD 0.22) in the three months ended March 31, 2019 as compared to INR 22.53 (USD 0.33) in the three months ended March 31, 2018.

Liquidity. As of March 31, 2019, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 3,190.5 million (USD 46.1 million) as compared to INR 3,477.2 million (USD 50.3 million) as on March 31, 2018.

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended March 31, 2019 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on July 23, 2019. To participate, please use US/International dial-in number: +1-334-777-6978. Thereafter, callers will be prompted to enter the Conference ID: 9390299 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration and change in fair value of warrants.

(1)         See the section below titled “Certain Non-IFRS Measures.”

Our non-IFRS financial measures reflect adjustments based on the following:

•                              Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                              Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

•                              Re-measurement of contingent consideration - The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and payment to the Sellers.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, re-measurement of contingent consideration, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Loss for the period (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)  (unaudited)

	Three months ended March, 31		Year ended March, 31
Amount in INR thousands	2018	2019	2018	2019
Loss for the period as per IFRS	(380,923)	(859,249)	(4,051,976)	(1,193,595)
Employee share-based compensation costs	142,232	4,854	729,920	282,883
Depreciation & amortization	122,677	173,635	425,600	581,746
Share of loss of joint venture	3,516	2,960	10,559	12,772
Finance income	(18,074)	(11,743)	(91,912)	(41,310)
Finance costs	48,692	112,729	153,056	263,290
Change in fair value of warrants	(854,419)	140,830	563,253	(1,667,193)
Re-measurement of contingent consideration	294,344	—	294,344	485,282
Tax expense	18,762	2,748	56,887	47,837
Adjusted EBITDA (Loss)	(623,193)	(433,236)	(1,910,269)	(1,228,288)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)

	Three months ended March, 31		Year ended March, 31
Amount in INR thousands	2018	2019	2018	2019
Results from operations (as per IFRS)	(1,182,446)	(611,725)	(3,360,133)	(2,578,199)
Employee share-based compensation costs	142,232	4,854	729,920	282,883
Re-measurement of contingent consideration	294,344	—	294,344	485,282
Adjusted Results from Operations	(745,870)	(606,871)	(2,335,869)	(1,810,034)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)

	Three months ended March, 31		Year ended March, 31
Amount in INR thousands	2018	2019	2018	2019
Loss for the period (as per IFRS)	(380,923)	(859,249)	(4,051,976)	(1,193,595)
Employee share-based compensation costs	142,232	4,854	729,920	282,883
Re-measurement of contingent consideration	294,344	—	294,344	485,282
Net change in fair value of warrants	(854,419)	140,830	563,253	(1,667,193)
Adjusted Loss for the Period	(798,766)	(713,565)	(2,464,459)	(2,092,623)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)

	Three months ended March, 31		Year ended March, 31
	2018	2019	2018	2019
Basic Loss per share (as per IFRS)	(10.40)	(18.26)	(116.41)	(26.37)
Employee share-based compensation costs	4.03	0.10	20.91	6.41
Net change in fair value of warrants	(24.61)	3.03	16.42	(38.29)
Re-measurement of contingent consideration	8.33	—	8.43	10.98
Adjusted Basic Loss Per Share	(22.65)	(15.13)	(70.65)	(47.28)

Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)

	Three months ended March, 31		Year ended March, 31
	2018	2019	2018	2019
Diluted Loss per share (as per IFRS)	(10.74)	(18.26)	(116.41)	(26.95)
Employee share-based compensation costs	4.01	0.10	20.91	6.39
Net change in fair value of warrants	(24.10)	3.03	16.42	(37.65)
Re-measurement of contingent consideration	8.30	—	8.43	10.96
Adjusted Diluted Loss Per Share	(22.53)	(15.13)	(70.65)	(47.25)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended March, 31
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	1,379,099	934,665	1,749,275	1,012,281	157,298	311,467	3,285,672	2,258,413
Add: Customer promotional expenses	—	697,580	—	308,547	—	11,038	—	1,017,165
Service cost	—	—	(1,247,674)	(880,171)	—	—	(1,247,674)	(880,171)
Other income							41,647	47,955
Adjusted Revenue	1,379,099	1,632,245	501,601	440,657	157,298	322,505	2,079,645	2,443,362

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Year ended March, 31
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	5,012,931	3,449,265	6,628,236	4,914,420	607,346	994,895	12,248,513	9,358,580
Add: Customer promotional expenses	—	2,258,887	—	1,248,506	—	64,058	—	3,571,451
Service cost	—	—	(4,930,757)	(4,282,803)	—	—	(4,930,757)	(4,282,803)
Other income							90,001	263,785
Adjusted Revenue	5,012,931	5,708,152	1,697,479	1,880,123	607,346	1,058,953	7,407,757	8,911,013

Safe Harbor Statement

Statements contained in this earnings release that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of the Company regarding the Company and its industry, and of the Company and Ebix regarding the Merger. These forward-looking statements may include but are not limited to statements about (i)  the Company’s future growth prospects and (ii) the expected completion of the merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the merger as there can be no assurances that the merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries; other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and/or Ebix generally, including those set forth in our reports filed with the SEC and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and the Company and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 100,000 hotels and homestays in India and over 1,000,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Corporate Development and Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR  ENDED MARCH 31, 2019

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			March 31,
	2018	2019		2018	2019
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	3,159,450	1,966,151	28,429	11,746,416	8,420,104	121,748
Other revenue	126,222	292,262	4,226	502,097	938,476	13,570
Total revenue	3,285,672	2,258,413	32,655	12,248,513	9,358,580	135,318
Other income	41,647	47,955	693	90,001	263,785	3,814

Service cost	1,247,674	880,171	12,727	4,930,757	4,282,803	61,926
Personnel expenses	742,848	509,499	7,367	2,902,840	2,550,214	36,874
Marketing and sales promotion expenses	1,143,240	158,926	2,298	4,153,920	809,996	11,712
Other operating expenses	1,253,326	1,195,862	17,291	3,285,530	3,975,805	57,487
Depreciation and amortization	122,677	173,635	2,511	425,600	581,746	8,412
Results from operations	(1,182,446)	(611,725)	(8,846)	(3,360,133)	(2,578,199)	(37,279)

Share of loss of joint venture	(3,516)	(2,960)	(43)	(10,559)	(12,772)	(185)
Finance income	18,074	11,743	170	91,912	41,310	597
Finance costs	(48,692)	(112,729)	(1,630)	(153,056)	(263,290)	(3,807)
Change in fair value of warrants - (loss)/ gain	854,419	(140,830)	(2,036)	(563,253)	1,667,193	24,106
Loss before taxes	(362,161)	(856,501)	(12,385)	(3,995,089)	(1,145,758)	(16,568)
Tax expense	(18,762)	(2,748)	(40)	(56,887)	(47,837)	(692)
Loss for the period	(380,923)	(859,249)	(12,425)	(4,051,976)	(1,193,595)	(17,260)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan	472	1,302	19	(4,860)	(5,526)	(80)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(42,104)	69,675	1,007	(9,879)	(4,834)	(70)
Other comprehensive income / (loss) for the period, net of tax	(41,632)	70,977	1,026	(14,739)	(10,360)	(150)
Total comprehensive loss for the period, net of tax	(422,555)	(788,272)	(11,399)	(4,066,715)	(1,203,955)	(17,410)

Loss attributable to :
Owners of the Parent Company	(361,122)	(848,580)	(12,271)	(3,993,140)	(1,148,203)	(16,604)
Non-Controlling interest	(19,801)	(10,669)	(154)	(58,836)	(45,392)	(656)
Loss for the period	(380,923)	(859,249)	(12,425)	(4,051,976)	(1,193,595)	(17,260)

Total comprehensive loss attributable to :
Owners of the Parent Company	(402,755)	(777,623)	(11,245)	(4,007,784)	(1,158,484)	(16,753)
Non-Controlling interest	(19,800)	(10,649)	(154)	(58,931)	(45,471)	(657)
Total comprehensive loss for the period	(422,555)	(788,272)	(11,399)	(4,066,715)	(1,203,955)	(17,410)

Loss per share
Basic	(10.40)	(18.26)	(0.26)	(116.41)	(26.37)	(0.38)
Diluted	(10.74)	(18.26)	(0.26)	(116.41)	(26.95)	(0.39)

Weighted average no. of shares
Basic	34,716,893	46,469,315	46,469,315	34,301,152	43,543,991	43,543,991
Diluted	35,459,295	46,469,315	46,469,315	34,301,152	44,286,393	44,286,393

Yatra Online, Inc. Consolidated

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2019

(Amounts in thousands, except per share data and number of shares)

	March 31, 2018	March 31, 2019	March 31, 2019
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	241,694	155,434	2,247
Intangible assets and goodwill	2,225,263	2,236,481	32,338
Prepayments and other assets	11,238	7,866	114
Other financial assets	62,259	30,631	443
Term deposits	6,187	23,548	340
Other non financial assets	116,939	254,914	3,686
Deferred tax asset	102,649	123,169	1,781
Total non-current assets	2,766,229	2,832,043	40,949
Current assets
Inventories	23,175	3,807	55
Trade and other receivables	3,976,751	4,921,270	71,158
Prepayments and other assets	977,822	899,908	13,012
Income tax recoverable	321,893	495,583	7,166
Other financial assets	79,887	232,287	3,358
Term deposits	1,005,957	1,005,985	14,546
Cash and cash equivalents	2,465,073	2,161,014	31,247
Total current assets	8,850,558	9,719,854	140,542
Total assets	11,616,787	12,551,897	181,491

Equity and liabilities
Equity
Share capital	638	713	10
Share premium	14,962,615	18,884,105	273,050
Treasury shares	(30,084)	(11,219)	(162)
Other capital reserve	832,964	735,988	10,642
Accumulated deficit	(16,002,266)	(17,256,409)	(249,514)
Foreign currency translation reserve	11,215	6,571	94
Total equity attributable to equity holders of the Company	(224,918)	2,359,749	34,120
Total non-controlling interest	(361)	19,421	281
Total equity	(225,279)	2,379,170	34,401
Non-current liabilities
Borrowings	359,969	24,587	356
Trade and other payables	—	3,097	45
Deferred tax liability	44,460	42,503	615
Employee benefits	73,322	81,849	1,183
Deferred revenue	599,612	96,392	1,394
Other financial liabilities	84	94	1
Other non-financial liability	5,815	2,303	33
Total non-current liabilities	1,083,262	250,825	3,627
Current liabilities
Borrowings	491,860	1,151,818	16,654
Trade and other payables	5,049,630	5,264,949	76,127
Employee benefits	81,311	97,156	1,405
Deferred revenue	871,098	579,319	8,377
Income taxes payable	2,755	4,080	59
Other financial liabilities	3,016,203	1,756,203	25,393
Other current liabilities	1,245,947	1,068,377	15,448
Total current liabilities	10,758,804	9,921,902	143,463
Total liabilities	11,842,066	10,172,727	147,090
Total equity and liabilities	11,616,787	12,551,897	181,491

Yatra Online, Inc. Consolidated

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED MARCH 31, 2019

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

Effect of adoption of IFRS 15				(38,110)			(38,110)		(38,110)

Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,040,376)	832,964	11,215	(263,028)	(361)	(263,389)

Loss for the year				(1,148,203)			(1,148,203)	(45,392)	(1,193,595)

Other comprehensive loss
Foreign currency translation differences				—		(4,834)	(4,834)	—	(4,834)
Re-measurement loss on defined benefit plan				(5,447)		—	(5,447)	(79)	(5,526)
Total other comprehensive loss	—	—	—	(5,447)	—	(4,834)	(10,281)	(79)	(10,360)

Total comprehensive loss	—	—	—	(1,153,650)	—	(4,834)	(1,158,484)	(45,471)	(1,203,955)

Share based payments	—	—	650	2,870	279,363	—	282,883	—	282,883
Exercise of options	4	357,981	18,215	—	(376,339)	190	51	—	51
Issuance of shares	71	3,667,843	—	—	—	—	3,667,914	—	3,667,914
Cost of issuance of shares	—	(104,334)	—	—	—	—	(104,334)	—	(104,334)
Change in non-controlling interest	—	—	—	(65,253)	—	—	(65,253)	65,253	—
Total contribution by owners	75	3,921,490	18,865	(62,383)	(96,976)	190	3,781,261	65,253	3,846,514

Balance as at March 31, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

Yatra Online, Inc. Consolidated

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2019

(Amount in thousands, except per share data and number of shares)

	2018	2019	2019
	INR	INR	USD
Loss before tax	(3,995,089)	(1,145,758)	(16,568)
Adjustments for non-cash and non-operating items	2,148,400	65,923	953
Change in working capital	1,069,870	(2,217,170)	(32,059)
Direct taxes paid (net of refunds)	(105,122)	(245,129)	(3,544)
Net cash used in operating activities	(881,941)	(3,542,134)	(51,218)
Net cash (used in)/generated from investing activities	1,221,059	(650,325)	(9,403)
Net cash generated from financing activities	577,182	2,904,580	41,997
Net increase in cash and cash equivalents	916,300	(1,287,879)	(18,624)
Cash and cash equivalents at the beginning of the period	1,532,629	2,465,073	35,643
Effect of exchange differences on cash and cash equivalents	16,144	186,477	2,697
Cash and cash equivalents at the end of the period	2,465,073 *	1,363,671 *	19,716

* Net of overdraft amount of INR 797,343 (INR Nil  as on March 31, 2018)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the Year ended March 31,
(In thousands except percentages)	2018	2019	2018	2019
Quantitative details *
Air Passengers Booked	2,507	2,640	8,875	10,163
Stand-alone Hotel Room Nights Booked	682	586	2,098	2,341
Packages Passengers Travelled	37	29	168	134
Gross Bookings
Air Ticketing	22,202,216	26,115,278	79,156,190	97,638,313
Hotels and Packages	3,771,298	3,086,275	13,386,288	13,511,914
Total	25,973,514	29,201,553	92,542,478	111,150,227
Adjusted Revenue
Air Ticketing	1,379,099	1,632,245	5,012,931	5,708,152
Hotels and Packages	501,601	440,657	1,697,479	1,880,123
Others (Including Other Income)	198,945	370,460	697,347	1,322,738
Total	2,079,645	2,443,362	7,407,757	8,911,013
Net Revenue Margin%**
Air Ticketing	6.2%	6.3%	6.3%	5.8%
Hotels and Packages	13.3%	14.3%	12.7%	13.9%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.